Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

		2003	2002

A	Net income as reported, Canadian GAAP ($ millions)	$3.2	$12.8

B	Items adjusting net income ($ millions)	$1.6	$1.3

C	Net income, US GAAP ($ millions)	$4.8	$14.1

D	Weighted average number of shares outstanding	52,089,000	51,960,000

E	Net additional shares issuable for diluted earnings per share calculation	223,000	258,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$0.06	$0.25

	Diluted earnings per share (A/(D+E))	$0.06	$0.24

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$0.09	$0.27

	Diluted earnings per share (C/(D+E))	$0.09	$0.27